First Farmers and Merchants Corporation

January 23, 2015

Via EDGAR

Gus Rodriguez
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       First Farmers and Merchants Corporation (the “Company”)
            Item 4.02 Form 8-K
            Filed January 16, 2015
            File No. 000-10972

Dear Mr. Rodriguez:

This is to confirm receipt of your letter dated January 21, 2015 commenting on the above-referenced filing and requesting a response within five business days, and our telephone conversation regarding the same on January 22, 2015.  On our call the Company undertook to provide the requested response and file the Company’s amended Form 10-K with the restated December 31, 2013 and 2012 fiscal year-ends and the interim quarters for 2014 and 2013, including management’s assessment of internal control over financial reporting, on or before February 11, 2015, and you confirmed that this deadline extension is acceptable to you.

If you have any questions regarding this correspondence, please do not hesitate to call Patricia P. Bearden at (931)380-8257, or our legal counsel on this matter, James Bowden at (615)850-8649.

Very truly yours,

/s/Patricia P. Bearden
Patricia P. Bearden Treasurer (principal financial officer)

cc:        James Bowden